Exhibit 21.1

Serena Software, Inc.

Subsidiaries of the Registrant

Legal Name	Jurisdiction of Incorporation or Organization
Serena Software Pty. Limited	Australia
Serena Software Benelux BV	Belgium
Serena Software Canada Limited	Canada
Serena Software SA	France
Serena Software SARL	France
Serena Software GmbH	Germany
Merant Trustees Limited	Jersey
Merant BV	Netherlands
Serena Software Pte Limited	Singapore
Merant SA	Spain
Serena Software Nordic AB	Sweden
Merant Holdings Limited	United Kingdom
Serena Software (UK) Limited	United Kingdom
Serena Holdings Limited	United Kingdom
Serena Software Europe Limited	United Kingdom